United States securities and exchange commission logo





                              June 30, 2021

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Floor 16
       New York, NY
       10017

                                                        Re: Fig Publishing,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 1, 2021
                                                            File No. 024-11496

       Dear Mr. Pettid:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please disclose the information provided in response to prior comment 5 on the main offering circular cover
page in addition to pages 50 and Series 2021-2. In
                                                        addition, disclose
that, if investors do not like how management is using the offering proceeds, including the
developer, the product or the terms of the license agreement, investors will be
unable to exit their investment since the shares are not tradable or transferrable.
Furthermore, while investors will have the right to the return of any funds net of fees and
expenses if not used, management may have the incentive to use all the
 Chuck Pettid
Fig Publishing, Inc.
June 30, 2021
Page 2
         funds even if their choices could yield lower returns for investors or result in long delays before any games, products or systems are fully developed or capable of generating revenues.
2. In response to prior comment 8, you disclose that you will notify investors of the extension of the offering on Fig.co. Please also indicate that you will file an offering circular supplement. Refer to Securities Act Rule 253(g).
3. In response to comment 9, you disclose that you will retain 2.7% of the offering proceeds before placing the proceeds in an escrow account. You also disclose that investors will pay the any transaction costs incurred by the escrow agent in returning the funds and any outstanding expenses related to the escrow account. Please clarify that purchasers of FPS-
         Series 2021 shares will receive, at most, 97.3% of their funds back if the company does not use any of the proceeds from the offering in connection with co-publishing and revenue share agreements they enter into within two years after the last closing of the offering. Also disclose that the company will pay escrow account expenses from the proceeds held in escrow, if true, and any transaction costs incurred by the escrow agent in returning the funds. Disclose the amount of these estimated expenses.
4.       You define    Fig Funds    as the amount of development funds to be
provided to the
         developer. Please clarify whether    Fig Funds    include all sources
of funds, including
         amounts raised in Regulation A offerings, other securities offerings and rewards campaigns. Disclose whether the proceeds of the offering could be used for products already subject to a license agreement with the company and intended to
         generate dividends for another series of the company   s shares. If
so, discuss how this
         would impact the amount of dividends investors in the current offering could receive.
5. We note your response to prior comment 11. You disclose that you expect to spend the offering proceeds by entering into license agreements for approximately ten Portfolio
       Products. Please clarify that you are under no obligation to enter into a particular number of license agreements. You also disclose that the proceeds of the
offering    will be used
       more specifically on, and you anticipate the terms of each Portfolio License Agreement
       with provide for    using the proceeds for purposes other than as Fig
Funds contributed to a
       developer. These other purposes include marketing and other publishing efforts in support of the multiple games you are publishing, outreach to find new games that you would consider publishing, including payment for licenses of intellectual property, and other general activities and operations. Please explain why you expect the license agreements to provide for these uses of the offering proceeds as Fig Funds, including whether prior licenses have provided for such uses. Disclose whether there are limits on the amount of
FirstName LastNameChuck Pettid
       offering proceeds that would not count as Fig Funds. Disclose that the use of offering
Comapany    NameFig
       proceeds        Publishing,
                 for purposes      Inc.
                               other than as Fig Funds under a Portfolio
License will decrease the
       amount
June 30,        of dividends
         2021 Page   2       to which investors would be entitled. Explain why.
FirstName LastName
 Chuck Pettid
FirstName  LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
June       NameFig Publishing, Inc.
     30, 2021
June 30,
Page 3 2021 Page 3
FirstName LastName
6. Please disclose how and when you will notify investors of entering into a Portfolio
         License Agreement, the material terms of the license agreement, and information about the Portfolio Developer and Portfolio Products.
7. Please disclose how and when you will disclose to investors how much of the funds in the escrow account the company has used and the amount remaining in the escrow account.
         Describe the level of detail you will provide about how the company has used the escrowed funds.
8. Disclose in detail how the company will determine the amount of escrowed funds to return. For example, explain whether funds are subtracted only if they are contributed under a Portfolio License Agreement before the deadline, or whether the company needs to be contractually committed to provide the funds by the deadline. Further explain whether the company will subtract funds its uses in an attempt to find new games that it would consider publishing, even if it does not result in a Portfolio License Agreement.
9. In response to prior comment 12, you provided revised disclosure about the board's right to cancel FPS shares generally, and you indicate that you may limit your right to cancel in the case of specific series of Fig Portfolio Shares. However, you did not revise the disclosure on page Series 2021-30 or indicate whether the board has more limited rights to cancel FPS - Series 2021 shares. Please revise as appropriate.
10. Please file as an exhibit the document(s) evidencing the rights of the holders of FPS
         Series 2021 shares that are described in the offering circular.
       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen
Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Rich Baumann, Esq.